UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2020
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Six Month Unaudited Financial Results of the Company

The Company issued on May 18, 2020, its unaudited financial results for the period ended March 31, 2020. See the attached exhibit 99.1

Exhibit Index

Number	Description

99.1	Unaudited Consolidated Financial Statements of Origin Agritech Limited for the six month period ended March 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: May 18, 2020